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                            May 22, 2024

       Ismael Roig
       Chief Financial Officer
       Archer-Daniels-Midland Co
       77 West Wacker Drive
       Suite 4600
       Chicago, IL 60601

                                                        Re:
Archer-Daniels-Midland Co
                                                            Form 10-K for the
Year Ended December 31, 2023
                                                            Form 8-K Filed
March 12, 2024
                                                            File No. 001-00044

       Dear Ismael Roig:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2023

       Non-GAAP Financial Measures, page 42

   1.                                                   Please quantify the
components of the adjustment    asset impairment, restructuring and net
                                                        settlement
contingencies    and describe the nature of each material component. For each material component as
well as the adjustment for "railroad maintenance", please tell us your consideration of
Item 10(e)(1)(ii)(B) of Regulation S-K and Question 100.01 of the
                                                        SEC's Compliance &
Disclosure Interpretations on Non-GAAP Financial Measures in
                                                        determining the costs
do not represent normal, recurring operating costs.
   2. We note your presentation of segment operating profit, adjusted segment operating profit and segment adjusted
EBITDA, which all appear to be non-GAAP measures. Please tell us how you determined
these measures comply with Rule 100(b) of Regulation G. We
                                                        note that the measures
remove corporate overhead and other items, which appear to be normal, recurring, cash
operating expenses necessary to operate your business. Refer to
                                                        Question 100.01 of the
SEC's Non-GAAP Compliance and Disclosure Interpretations.
 Ismael Roig
Archer-Daniels-Midland Co
May 22, 2024
Page 2
         Please revise future filings to eliminate segment total measures or tell us how you intend to revise them to comply with Regulation G and Item 10(e) of Regulation S-K. This comment also applies to your earnings releases filed on Form 8-K. Critical Accounting Policies and Estimates
Goodwill, page 54

3. Your disclosures indicate that you performed a quantitative goodwill impairment analysis on two reporting units. Please identify for us the goodwill reporting unit beyond Animal
         Nutrition for which you performed the two-step quantitative assessment and quantify the amount of goodwill allocated to this reporting unit. Additionally, we note that you used both income and market approaches in determining the fair value of your reporting units. Tell us the relative weighting used for each approach and how you determined such weighting was appropriate. Further, tell us and revise future disclosures to explain how you performed the market approach, including significant estimates and assumptions used.
Notes to the Consolidated Financial Statements
Note 17. Segment and Geographical Information, page 106

4. We note you have disclosed a correction of certain segment-specific historical financial information. It appears that you are classifying the errors as a revision rather than a restatement. Please explain to us how you determined your disclosure relating to this error is appropriate. As part of your response, address both quantitative and qualitative factors and tell us how your treatment complies with ASC-250-10-50-7. As part of your response, provide us with your materiality analysis prepared in accordance with SAB
         Topic 1:M and 1:N.
5. We note your inventory accounting policy disclosure which states that certain merchandisable agricultural commodities inventories, including inventories acquired under deferred pricing contracts, are stated at market value. We further note from your segment disclosures, that intersegment sales have been recorded at "amounts approximating market". Please explain why your intersegment sales differ from market value and how you determine such values.
Form 8-K filed March 12, 2024

Exhibit 99.1, page 1

6. Your Full-Year 2023 Highlights discloses segment operating profit, adjusted segment operating profit and trailing four-quarter average adjusted return on invested capital which
FirstName LastNameIsmael Roig
       are all non-GAAP measures. Please disclose the most directly comparable GAAP
Comapany    NameArcher-Daniels-Midland
       measure                              Co
                 with equal or greater prominence, whenever you present a non-GAAP measure.
May 22,Refer
         2024toPage
                 Item210(e)(1)(i)(A) of Regulation S-K.
FirstName LastName
 Ismael Roig
FirstName  LastNameIsmael
Archer-Daniels-Midland Co Roig
Comapany
May        NameArcher-Daniels-Midland Co
     22, 2024
May 22,
Page 3 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing